LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 5, 2017

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:

Registrant - Avondale Investment Series Trust (“Avondale”)

File Nos. 333-198319 / 811-22981

Dear Ladies and Gentlemen:

At the request of Ms. Christina DiAngelo Fettig of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence on behalf of our client, the Avondale Funds (the “Registrant”).  This letter is in response to oral comments received from Ms. Fettig on September 22, 2017 in connection with the review of the Registrant’s Annual Report, filed electronically on Form N-CSR on January 9, 2017 (the “Annual Report”).  Set forth below is a summary of Ms. Fettig’s oral comments and the Registrant’s responses thereto.

1)

Comment:  The Annual Report states that the Avondale Core Fund (the “Fund”) is non-diversified as defined by the Investment Company Act of 1940, as amended (the “1940 Act”). Based on the schedule of investments in the Annual Report, however, it appears that the Fund is operating as diversified. Pursuant to Section 13(a)(1) of the 1940 Act and Allied Capital Corporation, SEC No-Action Letter (pub. avail. Jan. 3, 1989), please note that if the Fund has operated as a “diversified” investment company under Section 5(b) of the 1940 Act for a continuous period of at least three years, it may not thereafter operate as a non-diversified investment company without first obtaining shareholder approval as required under Section 13 of the 1940 Act.  Please confirm whether the Fund has been operating as a non-diversified investment company for the last three years, noting that if the Fund had operated as diversified over that period then the Fund should amend its disclosure to identify itself as a diversified investment company.

Response: Based on an analysis of the Fund’s holdings over each of the last three fiscal years, the Registrant has determined that the Fund has been operating as a diversified investment company.  The Registrant confirms that it will be amending the disclosures in the Fund’s Registration Statement accordingly.

December 5, 2017

2)

Comment:  As to Form N-CSR, General Instruction F(2)(b), signatures, in the future if the President is signing in multiple officer capacities, have him indicate each of those capacities under which he/she is signing.

Response: In all future fillings, if the President signs the corresponding certifications in multiple capacities, he/she will do so under two (2) separate capacities (i.e. –Principal Financial Officer, Principal Executive Officer, President).

3)

Comment: As to the disclosure of the expense limitation and the Advisor’s ability to recapture previously waived expenses, revise the disclosure to indicate that the Advisor’s opportunity to recoup is permitted up to three (3) years form the date of the waiver and not three (3) years from the end of the fiscal year during which the waiver occurred.

Response:  The registrant will revise its disclosure to properly reflect the timing during which the recoupment is permitted.

4)

Comment: As to the disclosure of the expense limitation and the Advisor’s ability to recapture previously waived expenses, revise the disclosure to properly reflect that recapture is permitted to the extent that it does not cause the expense ratio to exceed the expense cap in place when the amounts were waived and the current expense cap.

 Response:  The registrant will revise its disclosure to properly reflect the timing during which the recoupment is permitted.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka

cc:

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549